UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 1)*

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Maritime Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Maritime Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 1 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2021 (the “Original Schedule 13D”) relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Acquisition Corporation (the “Issuer”). This amendment to the Original Schedule 13D constitutes an exit filing for Navios Maritime Partners L.P. (“NMM”).

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented by adding the following:

On August 25, 2021, the Issuer, NMM and Navios Acquisition Merger Sub. Inc., a wholly owned subsidiary of NMM (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to, and subject to the terms and conditions of, the Merger Agreement, on October 15, 2021, the Merger Sub merged with and into the Issuer (the “Merger”), and each of the 44,117,647 shares of Common Stock beneficially owned by NMM was cancelled in the Merger. In the Merger, each of the outstanding shares of common stock of Merger Sub was converted into a share of common stock of the surviving company in the Merger. As such that surviving company is now a wholly owned subsidiary of the NMM.

Item 5. Interest in Securities of NNA.

Items 5(a), (b) and (e) are hereby supplemented by adding the following:

By virtue of the Merger, as of October 15, 2021, NMM no longer beneficially owned shares of Common Stock. As a result, this amendment to the Original Schedule 13D constitutes an exit filing for NMM.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

Navios Maritime Partners L.P.

By:	/s/ Angeliki Frangou

Name:	Angeliki Frangou
Title	Chief Executive Officer

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